Provident Energy Announces April Cash Distribution and the Appointment of Jennifer Pierce to Vice President

      NEWS RELEASE NUMBER 10-05

April 7, 2005

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced its April cash distribution will be CDN$0.12 per unit payable on May 13, 2005. April's distribution is consistent with the distribution paid to unitholders since November 2003.

April's distributions will be paid to unitholders of record on April 20, 2005. The ex-distribution date will be April 18, 2005. For unitholders receiving their distribution in U.S. funds, the April 2005 cash distribution will be approximately US$0.10 per unit based on an exchange rate of 0.8184 The actual U.S. dollar distribution will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

New Appointment

Provident Energy also announced the appointment of Jennifer M.E. Pierce to vice president, strategy, performance management, investor relations and communications. Jennifer is an officer of Provident and will report to Tom Buchanan, chief executive officer. Jennifer joined Provident in 2003 as senior manager, investor relations and communications.

Prior to joining Provident, she was manager of strategy, planning and analysis for Duke Energy North America (DENA) in Houston. Jennifer joined Duke Energy in 1999 as manager of public affairs for Duke Energy International and DENA. Jennifer worked for Williams Gas Pipelines from 1998 to 1999 and from 1997 to 1998 she consulted for NOVA Gas International and Compania General de Combustibles while living in Santiago, Chile and Buenos Aires, Argentina. Jennifer was with the Interstate Natural Gas Association of America (INGAA) in Washington, DC from 1993 to 1997 as the director of external projects and manager of public affairs.

Jennifer serves on the board of the Mount Royal College Foundation and is a member of the Canadian Association of Income Funds (CAIF) executive committee and vice president for western Canada. She received her master of business administration from the Jones School of Management at Rice University. She also earned a master of government/political management from the George Washington University and a bachelor of science in communications from Boston University.

Provident Energy Trust is a Calgary-based, open-ended energy trust that owns and manages oil and gas production businesses and a midstream services business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in western Canada, California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact:
Jennifer Pierce
Vice President,
Strategy, Performance Management,
Investor Relations and Communications
Phone: (403) 231-6736
Email: info@providentenergy.com

OR

Patricia Lew
Investor Relations and Communications Analyst
Phone: (403) 231-2506
Email: info@providentenergy.com
Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696 www.providentenergy.com